Via Edgar - Intersil Corporation Responses

August 20, 2013

DIVISION OF CORPORATION FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attn:

Brian Cascio

Accounting Branch Chief

RE:

Intersil Corporation

Form 10-K for Fiscal Year Ended December 28, 2012

Filed February 22, 2013

Form 8-K dated July 30, 2013

Filed July  30, 2013

File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation (˝Intersil˝ or ˝we˝), a Delaware corporation, is filing via EDGAR today, our responses to written comments received from the staff of the Division of Corporate Finance (the ˝Staff˝) of the Securities and Exchange Commission (the ˝Commission˝) on August 6, 2013 (the ˝Written Comments˝).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to our response.

Form 10-K for the Fiscal Year Ended December 28, 2012

Item 7.             Management΄s Discussion and Analysis of Financial Condition and Results of Operations Income Tax Expense (Benefit), page 23

Liquidity and Capital resources, page 26

1.       We note your responses to our comments 2, 5, and 7 regarding the settlement agreement with the IRS related to transfer pricing adjustments and the transfer pricing tax elections. Please revise future filings to include a complete and detailed discussion of the settlement in MD&A, including the elections made and the impact this had on your financial statements, similar to what was included in your responses. Please provide us a draft of your proposed future disclosure.

Via Edgar - Intersil Corporation Responses

Response:

We acknowledge your comment and included the following disclosure to our MD&A in our Quarterly Report on Form 10-Q for our 2nd quarter of 2013 filed on August 9, 2013:

˝During the quarter ended June 29, 2012, we reached a settlement with the IRS in connection with the 2005 &013; 2007 examination periods. The settlement primarily related to transfer pricing adjustments on the outbound pricing of tangible goods and the valuation of intangible property sold to our controlled foreign corporation (&01C;CFC&01D;). The settlement resulted in a $57.6 million reduction in unrecognized tax benefits (&01C;UTBs&01D;), which was a component of income taxes payable, comprised of a cash payment of $46.6 million to the IRS and an $11.0 million decrease in deferred tax assets related federal R&D tax credits. The $46.6 million cash payment consisted of $34.2 million of additional tax due, $11.8 million of interest and $0.6 million of penalties. We further reduced the UTB balance with a $6.0 million payment to the state authorities related to the IRS examination settlement. The sum of these items reduced our UTBs by $63.6 million. In connection with the transfer pricing adjustments for the 2005 &013; 2007 exam periods, we made an election under Section 4 of Revenue Procedure 99-32, 199-2 C.B. 296. This election allowed us to repatriate cash to the U.S. group to the extent of the transfer pricing adjustments agreed to in the settlement, through the establishment of a deemed account receivable from the CFCs. As mentioned above, we recorded an $11.7 million discrete tax charge to income tax expense and increased income taxes payable, of which $7.4 million was a component of our UTBs, for interest based on the election. We repatriated $162.3 million of cash during 2012 related to the settlement.˝

2.       We note your response to prior comments 3 and 9 concerning the impact of the Malaysian tax holiday. Please tell us, and revise future filings, as applicable, to describe in greater detail the ˝certain conditions˝ that apply to your Malaysian tax holiday. To the extent those conditions impose any material risks to your operational flexibility, please include appropriate risk factor disclosure.

Response:

We acknowledge your comment and included the following disclosure in our MD&A in our Quarterly Report on Form 10-Q for our 2nd quarter of 2013 filed on August 9, 2013:

˝As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations. We are subject to income taxes in the United States and many foreign jurisdictions and significant judgment is required to determine worldwide tax liabilities. Our effective tax rate, as well as our actual taxes payable, could be adversely affected by changes in the mix of earnings between countries with differing tax rates. Our primary foreign operations are in Malaysia where we currently have a tax holiday resulting in a tax rate of 0%. This tax holiday began on July 1, 2009 and terminates on July 1, 2019. In order to retain this holiday in Malaysia, we must meet certain operating conditions, including compliance with warehouse and shipping quotas and specified manufacturing activities in Malaysia.  Absent such tax incentives, the corporate income tax rate in Malaysia that would otherwise apply to us would be 25%. If we cannot or elect not to comply with these conditions, we could lose the related tax benefits. In such event, we may be required to modify our operational structure and tax strategy. Any such modified structure or strategy may not be as beneficial as the benefits provided under the present tax concession arrangement.˝

We will further update our Risk Factors in our Annual Report on Form 10-K for the year ended January 3, 2014 to include these risk factors.

Via Edgar - Intersil Corporation Responses

Item 8. Financial Statements

Note 10. Income Taxes, page 51

3.       We note your response to comments 7 and 8. In future filings please expand the discussion of your uncertain tax benefits, or UTBs, to more specifically discuss the increases and decreases to the liability and to clarify how the settlement with the IRS resulted in the $57.6 reduction in UTBs. You should discuss your obligations under the agreement, including penalties, interest, additional taxes levied, repatriation of cash, tax asset utilization, etc. and clearly explain how you accounted for these obligations in your financial statements, similar to your response.

Response:

We acknowledge your comment and included the following disclosure in our MD&A in our Quarterly Report on Form 10-Q for our 2nd quarter of 2013 filed on August 9, 2013:

˝The increase in UTBs related to prior year tax positions is due mainly to accrued interest on the UTBs.  The balance in UTBs is primarily related to transfer pricing and a provision established related to an Internal Revenue Service (&01C;IRS&01D;) examination for tax years 2008-2009.˝

We will further add additional disclosures to future filings to more fully describe increases and decreases to our liability for UTBs.  Further, we will more fully describe any future settlements with the IRS, their impact on our UTB liability, and our obligations under the settlement agreement, including any penalties, interest, additional taxes levied, repatriation of cash, and tax asset utilization, and we will clearly describe how we accounted for these obligations in our financial statements, similar to our response.

Form 8-K dated July 30, 2013

4.       We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an income statement on pages 6 and 7 of the earnings release. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

Response:

We respectfully acknowledge your comment. As required by Regulation G, we provide the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. We acknowledge that revenues are also disclosed on the same page as the reconciliations and we will revise future earnings releases to remove Revenues from the non-GAAP reconciliation page.

Via Edgar - Intersil Corporation Responses

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (408) 546-3343. Thank you for your cooperation and attention to this matter.

Very truly yours,

 /s/ Thomas C. Tokos

Thomas C. Tokos

Sr. V.P., General Counsel & Secretary